JPMORGAN TRUST I AND JPMORGAN TRUST II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 15, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I and JPMorgan Trust II (the “Trusts”); File Nos. 333-103022; 811-21295 and 2-95973; 811-4236; Post-Effective Amendments No. 427 and 213, respectively

Dear Ms. White:

This letter is in response to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) that you provided with respect to Post-Effective Amendments No. 427 and 213 for the Trusts filed on April 21, 2016 pursuant to Rule 485(a) in connection with the annual update of the registration statement for the JPMorgan Money Market Funds listed on Appendix A (the “Funds”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trusts’ Registration Statements in filings made pursuant to Rule 485(b) of the Securities Act of 1933, which are currently scheduled to become automatically effective on July 1, 2016 pursuant to the Rule. Additionally, as discussed, we have requested approval for the Funds to file, on or before July 1, 2016, a post-effective amendment to their registration statements pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933 (the “Securities Act”) for the purpose of the annual update of their registration statements (the “Replicated Registration Statements”). We will incorporate the changes referenced below, as applicable, in such filing as well.

GENERAL COMMENTS

1.	Comment: Please include a “Tandy” representation in your response letter.

Response: The requested representation is included below.

2.	Comment: Please refile your request under Rule 485(b)(1)(vii) filed on April 21, 2016 in order to list the share classes of the Funds that will be included in the 485(b) filing.

Response: The letter will be refiled as requested.

3.	Comment: Please supplementally provide the exemptive application number for the Funds’ exemptive order relating to interfund lending.

Response: Please see Investment Company Act Release No. 25654 (July 10, 2002).

PROSPECTUS COMMENTS

Fee Table

4.	Comment: Please consider moving or removing the disclosure in the fee table “In addition, the Fund’s adviser and/or its affiliates may voluntarily waive certain of their fees and/or reimburse certain expenses, as they may determine, from time to time. The Fund’s adviser and/or its affiliates may discontinue or modify any such voluntary actions at any time without notice.” This disclosure is not required under Form N-1A.

Response: Although not expressly required under the Form, the Funds believe that this clear and prominent disclosure is helpful to investors in understanding that the Funds may voluntarily waive their fees and that such waivers may be terminated at any time, as such waiver may increase the yield of the Fund. The Funds believe that this disclosure is helpful to investors in understanding the relationship between voluntary waivers and Fund yields.

5.	Comment: If the Funds’ contractual expense cap agreements contain recoupment provisions, please add disclosure describing them.

Response: These agreements do not contain such provisions.

Main Investment Strategies

6.	Comment: Please define “Government-Sponsored Enterprises” in the prospectus.

Response: A defined term will be added to the section “What the Terms Mean.”

7.	Comment: For the Government money market funds, please consider changing the word “permit” under (iii) to “require” in the following sentence: “‘Government money market funds’ are required to invest at least 99.5% of their assets in (i) cash, (ii) securities issued or guaranteed by the United States or certain U.S. government agencies or instrumentalities and/or (iii) repurchase agreements that are collateralized fully, and are exempt from requirements that permit money market funds to impose a liquidity fee and/or temporary redemption gates.”

Response: Rule 2a-7 does not require that any money market fund utilize liquidity fees or redemption gates. Rather, it merely requires that the board of a money market fund (other than a government money market fund) have the ability to impose liquidity fees and suspend redemptions. Therefore, the Funds believe that “permit” is an appropriate term.

8.	Comment: For the Funds adopting a non-fundamental policy to invest exclusively in weekly liquid assets, please consider adding a description of what weekly liquid assets are (e.g., “, which are generally high-quality, short-term securities”) or adding a cross reference to the definition of the term in the statutory prospectus.

Response: In response to the comment, the Funds will add the suggested description in the strategy section.

9.	Comment: The strategy section for the JPMorgan California Municipal Money Market Fund states that “Under normal conditions, the Fund invests primarily in municipal obligations, the interest on which is excluded from gross income for federal income tax purposes, exempt from California personal income taxes and is not subject to the federal alternative minimum tax on individuals. As a fundamental policy, the Fund normally invests at least 80% of the value of its Assets in such municipal obligations.” The disclosure further states that for purposes of its 80% policy “…the Fund will only invest in municipal obligations if the issuer receives assurances from legal counsel that the interest payable on the securities is excluded from gross income for federal income tax purposes, exempt from California personal income taxes and is not subject to the federal alternative minimum tax on individuals. Municipal obligations in which the Fund may invest are securities that are issued by the State of California, its political subdivisions, authorities, and agencies, as well as by Puerto Rico, other U.S. territories and their political subdivisions.” Finally, the disclosure states that “Up to 20% of the Fund’s total assets may be invested in non-California municipal obligations, subject to California personal income taxes, or in securities subject to federal income tax or the federal alternative minimum tax, such as taxable money market instruments or repurchase agreements.” Please consider whether the reference to “non-California municipal obligations” should be changed to “investments.” Please consider the corresponding disclosure with regard to the JPMorgan New York Municipal Money Market Fund as well.

Response: In response to the comment, the disclosure for both Funds will be modified.

Main Investment Risks

10.	Comment: Please consider adding headings in the section describing money market fund reform and its impacts to the Funds.

Response: In response to this comment, headings will be added.

11.	Comment: Please consider moving a portion of the disclosure in the risk section relating to money market reform to the Funds’ strategy section.

Response: In response to this comment, the disclosure will be modified.

12.	Comment: The disclosure for the retail Funds states that “In order to separate retail and non-retail investors, pursuant to relief granted by the SEC, the Fund may redeem investors that do not satisfy the eligibility requirements for Retail MMF investors.” Please supplementally acknowledge that, to the extent that this is or will be done under the relief granted by the SEC under the July 2014 adopting release to the amendments to Rule 2a-7 under the Investment Company Act of 1940, it must be done upon at least 60 days’ notice.

Response: The Funds acknowledge this requirement.

13.	Comment: With regard to the disclosure “The determinations that the Fund will not qualify as a Retail MMF and actions described above, and anticipated timing of those actions, remain subject to future change. Shareholders will be given notice of further developments, as appropriate.” Please advise supplementally why this disclosure is included and, if the Funds choose to retain it, please consider moving it to the strategy section and noting that the Fund will not qualify as a “Government MMF.”

Response: This disclosure is included to notify shareholders that, although it is not currently anticipated that they will do so, the Board of Trustees of the Funds may modify the designation of the Funds in their discretion. The disclosure will be modified and moved as requested.

14.	Comment: The principal risks section for certain Funds includes “Mortgage-Related and Other Asset-Backed Securities Risk.” For such Funds, please consider whether a corresponding strategy is disclosed in the principal strategy section.

Response: The strategy section for each of the JPMorgan Prime Money Market Fund and the JPMorgan Liquid Assets Money Market Fund describes the Fund’s investments in asset-backed securities generally and Government-Sponsored Enterprises specifically. This risk factor discusses risks presented by such investments.

15.	Comment: In the section “Government Securities Risk,” please consider adding the word “other” before the term “Government-Sponsored Enterprises.”

Response: In response to this comment, the disclosure will be modified.

16.	Comment: The principal risks section for certain Funds includes “When-Issued, Delayed Settlement and Forward Commitment Transactions Risk.” For such Funds, please consider whether a corresponding strategy is disclosed in the principal strategy section.

Response: Certain securities described in the Funds’ principal strategy section, such as government securities, trade on a when-issued, delayed settlement and forward commitment basis. This risk factor discusses risks presented by such investments.

17.	Comment: The principal risks section for the Funds includes “Industry and Sector Focus Risk.” If a particular Fund concentrates in a particular industry, please disclose.

Response: To the extent that any Funds have a policy to concentrate in securities of issuers in a particular industry or group of industries (as described in Item 4 of Form N-1A), this policy is disclosed in Fund’s prospectus.

18.	Comment: For the JPMorgan Prime Money Market Fund, in the section “Net Asset Value Risk,” please consider if any additional risks would be appropriate here or in the strategy section of the prospectus in lieu of the fact that the Fund is expected to float its net asset value.

Response: The Fund does not believe that any additional risk disclosure is necessary. However, in response to the comment, the Fund plans to add disclosure to the strategy section to clarify that the Fund will operate with a floating net asset value rounded to four decimals from on or about October 1, 2016 and that its NAV at such time date may not be $1.0000.

19.	Comment: For Funds that list reverse repurchase agreements as a principal strategy, please consider adding a principal risk factor.

Response: Since they do not currently constitute a principal strategy, the JPMorgan Prime Money Market Fund and the JPMorgan Liquid Assets Money Market Fund will remove reverse repurchase agreements from the principal strategy section.

20.	Comment: Please consider the Funds’ disclosure relating to holding of cash and short-term investments and consider noting in the strategy section that, at times, the Funds may hold a portion of their assets in cash and other short-term investments, as applicable.

Response: In response to this comment, the disclosure will be modified. This modification will include disclosure relating to potential shortening of maturities of certain Fund portfolios in anticipation of the implementation of money market fund reform and corresponding risks.

21.	Comment: The principal risks section for certain Funds includes the section “Privately Placed Securities Risk.” For such Funds, please consider whether a corresponding strategy is disclosed in the principal strategy section.

Response: The strategy section for each of the JPMorgan Prime Money Market Fund and the JPMorgan Liquid Assets Money Market Fund refers to investments in commercial paper and other short-term debt securities. Certain of these securities are privately placed securities not registered under the federal securities laws. The risk factor corresponds to the risks presented by such investments.

22.	Comment: The strategy section for the JPMorgan U.S. Government Money Market Fund states that, under normal conditions, the Fund invests its assets exclusively in debt securities issued or guaranteed by the U.S. government, or by U.S. government agencies or instrumentalities or Government-Sponsored Enterprises (“GSEs”), and repurchase agreements fully collateralized by U.S. Treasury and U.S. government securities. The risk factor “Risk Associated with the Fund Holding Cash” states that the Fund will at times hold some of its assets in cash. Please explain how these two disclosures relate to each other and consider adding disclosure to make the relationship between these two disclosures more clear.

Response: To the extent that the Fund invests its assets, such assets are invested in the manner described in the strategy section. The Fund may, however, at times elect not to invest all of its assets for various reasons, such as when it anticipates redemptions or suitable investments are not available. In response to this comment, disclosure will be added to the strategy section stating that the Fund will, at times, hold some of its assets in cash.

23.	Comment: In the risk legend for the JPMorgan Prime Money Market Fund applicable after October 2016, please add the following sentence following the first sentence “Because the share price of the Fund will fluctuate, when you sell your shares they may be worth more or less than what you originally paid for them.” In the risk legend for the retail Funds applicable after October 2016, please add the following sentence following the first sentence “Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so.”

Response: In response to this comment, the disclosure will be modified.

24.	Comment: For the JPMorgan New York Municipal Money Market Fund and the JPMorgan California Municipal Money Market Fund, please consider whether it would be appropriate to add a risk factor specific to Puerto Rico in the principal risk section of the prospectus.

Response: Based on the Funds’ current investments, the Funds do not believe that the addition of a principal risk factor would be appropriate.

More About the Funds

25.	Comment: With regard to “Concentration Risk,” please consider updating the risk factor to reflect the fact that the JPMorgan Prime Money Market Fund concentrates in the banking industry while the JPMorgan Liquid Assets Money Market Fund concentrates in the financial services industry.

Response: In response to this comment, the disclosure will be modified.

What the Terms Mean

26.	Comment: There is a definition for the term “Qualified Banks” included, however, such term does not appear in the prospectus. Please consider removing.

Response: In response to this comment, the term will be changed to Qualified U.S. and Foreign Banks.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

27.	Comment: If use of participation certificates is a principal strategy for a Fund, please consider adding a disclosure in the prospectus.

Response: Use of participation certificates not described in the Funds’ strategy sections is a not a principal strategy for the Funds.

In connection with your review of the Post-Effective Amendments No. 427 and 213 filed by the Trusts on April 21, 2016, the undersigned hereby acknowledges on behalf of each Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the Staff, if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trusts.

We hope the Staff finds this letter responsive to its comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory Samuels
Gregory Samuels
Assistant Secretary

Appendix A

J.P. Morgan Money Market Funds

JPMorgan 100% U.S. Treasury Securities Money Market Fund

JPMorgan California Municipal Money Market Fund

JPMorgan Federal Money Market Fund

JPMorgan Liquid Assets Money Market Fund

JPMorgan Municipal Money Market Fund

JPMorgan New York Municipal Money Market Fund

JPMorgan Prime Money Market Fund

JPMorgan Tax Free Money Market Fund

JPMorgan U.S. Government Money Market Fund

JPMorgan U.S. Treasury Plus Money Market Fund